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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  July 20, 2006
                        Commission File Number: 000-30735

                            Rediff.com India Limited
                 (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                     (Address of principal executive office)

                              ____________________


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                             _                              _
                  Form 20-F |X|                  Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                         _                                 _
                    Yes |_|                            No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

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         On July 20, 2006, Rediff.com India Limited ("Rediff.com") issued a press release announcing its financial results for the first fiscal quarter ended June 30, 2006. A copy of the related press release is attached hereto as
Exhibit 99.1.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 20, 2006                      Rediff.com India Limited
                                         (Registrant)


                                         By:  /s/ Joy Basu
                                              _______________________________
                                         Name: Joy Basu
                                         Title: Chief Financial Officer


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EXHIBIT NO.       DESCRIPTION

99.1              Press release issued by the registrant dated July 20, 2006.